UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 10, 2015

Bio-Reference Laboratories, Inc.
(Exact Name of Registrant as Specified in Charter)

New Jersey	0-15266	22-2405059
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

481 Edward H. Ross Drive,
Elmwood Park, NJ 07407
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (201) 791-2600

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ † Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ † Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ † Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ † Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 7.01 Regulation FD Disclosure.

A copy of a presentation regarding the previously announced proposed merger transaction (the “Pending Merger”) pursuant to which OPKO Health, Inc. (“OPKO”) would acquire Bio-Reference Laboratories, Inc. (“Bio-Reference”) that will be utilized in the meetings described in Item 8.01 of this Form 8-K is attached hereto as Exhibit 99.1 and is available on OPKO’s and Bio-Reference’s websites at www.opko.com under the heading “Investor Relations” and www.bioreference.com under the heading “Investors”.

The exhibit listed under Item 9.01 of this Current Report on Form 8-K is not filed with the Securities and Exchange Commission or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such a filing, and is incorporated herein solely for purposes of this Item 7.01 of Form 8-K.

Item 8.01 Other Events.

Members of Bio-Reference’s and OPKO’s management teams will discuss the pending transaction in meetings with analysts and investors on June 10, 2015 and subsequent dates, utilizing the presentation described above.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Bio-Reference Laboratories, Inc. (“Bio-Reference Laboratories”) and OPKO Health, Inc. (“OPKO”). In connection with this proposed business combination, Bio-Reference Laboratories and/or OPKO will file relevant materials with the Securities Exchange Commission (the “SEC”), including an OPKO registration statement on Form S-4 that will include a proxy statement of Bio-Reference Laboratories and constitute a prospectus of OPKO. INVESTORS AND SECURITY HOLDERS OF BIO-REFERENCE LABORATORIES AND OPKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to shareholders of Bio-Reference Laboratories. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Bio-Reference Laboratories and/or OPKO through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bio-Reference Laboratories will be available free of charge on Bio-Reference Laboratories’ website at http://www.bioreference.com or by contacting Bio-Reference Laboratories’ Investor Relations Department by email at tmackay@bioreference.com or by phone at (201) 791-2600. Copies of the documents filed with the SEC by OPKO will be available free of charge on OPKO’s website at www.opko.com or by contacting OPKO’s Investor Relations Department by email at contact@opko.com or by phone at (305) 575-4100.

Participants in Solicitation

Bio-Reference Laboratories, OPKO, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bio-Reference Laboratories is set forth in its Annual Report on Form 10-K for the year ended October 31, 2014, which was filed with the SEC on January 13, 2015, its Quarterly Report on Form 10-Q for the quarter ended April 30, 2015 which was filed with the SEC on June 9, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 5, 2015, April 29, 2015 and June 4, 2015. Information about the directors and executive officers of OPKO is set forth in its amended Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and April 30, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 7, 2015, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 which was filed with the SEC on May 11, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 19, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Bio-Reference Laboratories by OPKO, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding OPKO’s and Bio-Reference Laboratories’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information is subject to numerous risks and uncertainties, many of which are beyond the control of Bio-Reference Laboratories and OPKO, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Bio-Reference Laboratories’ shareholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ability to successfully integrate the businesses; the risk that the transaction and its announcement could have an adverse effect on Bio-Reference Laboratories’ ability to retain customers and retain and hire key personnel; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; new information arising out of clinical trial results; and the risk that the safety and/or efficacy results of existing clinical trials will not support continued clinical development, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. OPKO and Bio-Reference Laboratories do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in Bio-Reference Laboratories’ and OPKO’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including Bio-Reference Laboratories’ and OPKO’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Bio-Reference Laboratories and OPKO assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Investor Presentation Materials dated June 10, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2015	Bio-Reference Laboratories, Inc.
	By:	/s/ Marc D. Grodman
		Name:	Marc D. Grodman
		Title:	Chairman of the Board, President and Chief Executive Officer